Exhibit 99.1

Luokung Announces Closing on 100% Equity Interests of eMapGo Technologies

BEIJING, March 17, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading interactive location-based services and big data processing technology company in China, today announced the closing of the acquisition of eMapgo Technologies (Beijing) Co., Ltd. (“EMG”), a leading provider of navigation and electronic map services in China.

Following the Company’s recent successful financings resulting in total gross proceeds of $120 million, Luokung has closed on the acquisition of 100% equity interests in EMG, which is now a wholly-owned subsidiary of the Company.

EMG is one of China’s leading high-precision map providers focusing on navigation and electronic map production, Internet map services, geographic information system engineering and other A-level mapping qualifications. EMG’s customers primarily consist of auto manufacturers and EMG has approximately 24% of China’s in-dash navigation market share. EMG possesses the National Class-A qualification certificates of navigable Surveying and Mapping, and is actively developing autonomous driving and HD Map services. As one of the first entrants in to the market and with more than 9 million kilometers of geographic data, data for more than 80 million Points of Interest and more than 30 million vehicle regulations, EMG has substantial geographic data operation experience. Over the years, EMG has established stable and long-term relationships with many top automotive groups, auto parts suppliers, and auto manufacturers in China.

Combining EMG’s comprehensive data and HD map services capabilities with Luokung’s advanced spatial-temporal big-data processing capabilities provides Luokung with a core competitive advantage in the areas of autonomous driving, intelligent transportation, location-based services, remote sensory imaging, IoT, smart cities and other related fields. We expect the combined company to be well positioned, with partners in the aforementioned sectors and a base of end users with a need for innovative big data processing technologies.

Mr. Xuesong Song, Chairman and CEO of Luokung, stated, “We are very pleased to announce the closing of this transaction, which is the result of hard-won efforts for the teams at both EMG and Luokung. This is a significant milestone in the Company’s history as we have created one company with technologies and a product portfolio that will provide us with a clear competitive advantage in the fields of autonomous driving, smart electric vehicles, intelligent transportation, and smart cities, enabling us to accelerate our development in this industry while being accretive to Luokung’s financials. EMG will maintain its independent brand as well as its existing operations, providing services to customers as a neutral mapping company, while Luokung will fully support EMG’s business development with its technologies, capital, and market relationships.”

About Luokung Technology Corp.

Luokung Technology Corp. is one of the world’s leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. It provides integrated DaaS, SaaS, and PaaS services for Internet and Internet of Things of Spatial-Temporal big data based on its patented technology. Based on geographic information systems and intelligent Spatial-Temporal big data, it establishes city-level and industry-level digital twin holographic data models to actively serve smart cities, intelligent transportation, smart industry, LBS. For more information, please visit http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com